November 22, 2013

Via Facsimile and EDGAR

Securities and Exchange Commission

Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-3628

Attn:	Jonathan E. Gottlieb
Mark S. Webb

Re:	Atlantic Coast Financial Corporation
Registration Statement on Form S-1
File No. 333-191079

Acceleration Request

In connection with the above referenced Registration Statement, we wish to advise that between November 19, 2013 and the date hereof, 492 copies of the Preliminary Prospectus, dated November 19, 2013, were distributed as follows: 461 copies to institutional investors, 30 copies to individuals, 1 copy to prospective dealers, and 0 copies to a rating agency.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-referenced Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time on Tuesday, November 26, 2013 or as soon thereafter as practicable.

[Signature Page Follows]

Very truly yours,

FBR Capital Markets & Co.

FBR CAPITAL MARKETS & CO.

By:	/s/ Paul Dell’Isola
By: Paul Dell’Isola Title: Senior Managing Director